Exhibit (a)(1)(H)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated December 22, 2006 (the “Offer to Purchase”), and the related Letter of Transmittal and any amendments or supplements to the Offer to Purchase or Letter of Transmittal and, other than as described below, is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction or any administrative or judicial action pursuant thereto. However, the Purchaser (as defined below) may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction. In any jurisdiction where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by Citigroup Global Markets Inc., which is acting as the dealer manager for the Offer (the “Dealer Manager”), or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

and the Associated Preferred Share Purchase Rights

of

Redback Networks Inc.

at

$25.00 Net Per Share

by

Maxwell Acquisition Corporation

an indirect wholly-owned subsidiary of

Telefonaktiebolaget LM Ericsson (publ)

Maxwell Acquisition Corporation, a Delaware corporation (the “Purchaser”) and an indirect wholly-owned subsidiary of Telefonaktiebolaget LM Ericsson (publ), a limited liability company organized under the Swedish Companies Act (“Ericsson”), is making an offer to purchase all issued and outstanding shares of common stock, par value $0.0001 per share, including the associated preferred share purchase rights (collectively, the “Shares” and each share thereof, a “Share”), of Redback Networks Inc., a Delaware corporation (“Redback”), at a price of $25.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Tendering shareholders who have Shares registered in their names and who tender directly to American Stock Transfer & Trust Company, which is acting as the depositary in connection with the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the sale of Shares in the Offer. Shareholders who hold their Shares through a broker, bank or other nominee should consult such institution as to whether it charges any service fees. The Purchaser will pay the fees and expenses incurred in connection with the Offer of the Depositary, the Dealer Manager and MacKenzie Partners, Inc., which is acting as the information agent in connection with the Offer (the “Information Agent”). The Purchaser is offering to purchase all the Shares as a first step in acquiring the entire equity interest in Redback. Following completion of the Offer, the Purchaser intends to effect the Merger (as defined below).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT NEW YORK CITY TIME ON TUESDAY, JANUARY 23, 2007 UNLESS THE OFFER IS EXTENDED.

The Offer is not subject to a financing condition. The Offer is conditioned, among other things, on there being validly tendered in the Offer and not withdrawn before the expiration of the Offer, a number of Shares that, together with the Shares beneficially owned by Ericsson or the Purchaser, if any, represents at least a majority of the sum of (i) the Shares then outstanding, plus (ii) the Shares issuable upon the exercise, conversion or exchange of outstanding Redback stock options, stock appreciation rights, restricted stock units, warrants or other rights to acquire Shares that are vested and exercisable or would become vested and exercisable, including after giving effect to any accelerated vesting as a result of the Offer, within 60 days following the expiration of the Offer, assuming all other applicable vesting conditions are satisfied, minus (iii) the number of Shares issuable upon the exercise of outstanding Redback stock options held by Kevin A. DeNuccio, Redback’s President and Chief Executive Officer, that are vested and exercisable or would become vested and exercisable, including after giving effect to any accelerated vesting as a result of the Offer, within 60 days following the expiration of the Offer, assuming all other applicable vesting conditions are satisfied. The Offer is also conditioned upon (i) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Condition”); (ii) other material governmental approvals or consents having been obtained (the “Governmental Approvals Condition”); and (iii) satisfaction of other conditions set forth in Section 14—”Conditions of the Offer” of the Offer to Purchase.

The Offer is being made according to an Agreement and Plan of Merger, dated as of December 19, 2006 (the “Merger Agreement”), by and among Ericsson, the Purchaser and Redback, under which, after the completion of the Offer and the satisfaction or waiver of all of the conditions thereto, Purchaser will be merged with and into Redback, with Redback surviving the Merger as an indirect wholly-owned subsidiary of Ericsson (the “Merger”). At the effective time of the Merger, each Share then outstanding (other than Shares owned by Ericsson, the Purchaser or their subsidiaries or affiliates, or Shares owned by Redback or its shareholders who are entitled to and properly exercise appraisal rights under Delaware law) will be converted into the right to receive $25.00 per Share in cash, or any different price per Share paid in the Offer (such price being referred to herein as the “Offer Price”), payable to the holder thereof without interest.

The Board of Directors of Redback has unanimously determined that the Offer and the Merger are advisable, fair to and in the best interests of Redback’s shareholders, approved the Merger Agreement and the transactions contemplated thereby, including the Offer, and recommended that Redback’s shareholders accept the Offer and tender their Shares in the Offer.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered to the Purchaser and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for payment of Shares in the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment in the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering shareholders. Under no circumstances will interest be paid on the Offer Price for tendered Shares, regardless of any extension of the Offer or any delay in making payment. In all cases, payment for Shares accepted for payment in the Offer will be made only after timely receipt by the Depositary of (i) the certificates for such Shares, together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees; or (ii) in the case of a transfer effected pursuant to the book-entry transfer procedures described in Section 3—”Procedure for Tendering Shares” of the Offer to Purchase, a timely book-entry confirmation with respect to such Shares into the Depositary’s account at the Depositary Trust Company (the “Book Entry Transfer Facility”) and either a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message as described in Section 3—”Procedure for Tendering Shares” of the Offer to Purchase; and (iii) any other documents required by the Letter of Transmittal.

Subject to the terms of the Merger Agreement and applicable law, the Purchaser may extend the Offer by giving oral or written notice of the extension to the Depositary. The Purchaser is required by the Merger Agreement to extend the Offer (i) to the extent required by applicable law or the rules and regulations of the SEC or the NASDAQ Global Market; (ii) for one or more periods of 10 business days until April 19, 2007, if at the expiration of the Offer any of the conditions to the Offer have not been satisfied; and (iii) for one or more periods of 10 business days after April 19, 2007 and until December 19, 2007 if, at the expiration of the Offer, the HSR Condition and/or the Governmental Approvals Condition have not been satisfied. If, at the expiration of the Offer, all of the conditions to the Offer have been satisfied or waived, the Purchaser will accept for payment and promptly pay for Shares tendered and not properly withdrawn in the Offer. After acceptance for payment of Shares in the Offer, if Ericsson, the Purchaser and their subsidiaries and affiliates do not hold, in the aggregate, at least 90% of the issued and outstanding Shares to permit the Purchaser to complete the Merger under the “short-form” merger provisions of the Delaware General Corporation Law, then (i) the Purchaser is permitted by the Merger Agreement to provide a subsequent offering period (a “Subsequent Offering Period”) in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and (ii) if more than 80% of the issued and outstanding Shares have been validly tendered and not withdrawn in the Offer, the Purchaser is required by the Merger Agreement to provide a Subsequent Offering Period of at least 10 business days. Although the Purchaser reserves its right to provide a Subsequent Offering Period, the Purchaser does not currently intend to provide a Subsequent Offering Period unless required to do so by the Merger Agreement.

Shares tendered in the Offer may be withdrawn according to the procedures set forth below at any time before the expiration of the Offer and, unless already accepted for payment and paid for by the Purchaser in the Offer, may also be withdrawn at any time after February 20, 2007. No withdrawal rights apply during any Subsequent Offering

Period with respect to Shares tendered in the Offer and accepted for payment. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of the Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number and type of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates representing Shares have been delivered or otherwise identified to the Depositary, then, before the physical release of such certificates, the tendering shareholder must also submit the serial numbers shown on the particular certificates evidencing such Shares and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase). If Shares have been tendered according to the procedures for book-entry transfer as set forth in Section 3—”Procedure for Tendering Shares” of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will no longer be considered properly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by following the procedures described in Section 3—”Procedure for Tendering Shares” of the Offer to Purchase any time before the expiration of the Offer. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, which determination will be final and binding.

The receipt of cash for Shares in the Offer or the Merger will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. Shareholders should consult with their tax advisors as to the particular tax consequences of the Offer and the Merger to them, including the applicability and effect of the alternative minimum tax and any state, local or foreign income and other tax laws and of changes in such tax laws. For a more complete description of certain material U.S. federal income tax consequences of the Offer and the Merger, including matters pertinent to non-U.S. shareholders, see Section 5—”Certain Material U.S. Federal Income Tax Consequences” of the Offer to Purchase.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Redback has agreed to provide the Purchaser with Redback’s shareholder lists and security position listings for the purpose of disseminating the Offer to Purchase (and related documents) to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed by the Purchaser to record holders of Shares and will be furnished by the Purchaser to brokers, dealers, commercial banks and similar persons whose names, or the names of whose nominees, appear on the shareholder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the Letter of Transmittal contain important information and should be read in their entirety before any decision is made with respect to the Offer. Questions and requests for assistance may be directed to the Information Agent or the

Dealer Manager at their respective addresses and telephone numbers as set forth below. Requests for copies of the Offer to Purchase, Letter of Transmittal and other tender offer documents may be directed to the Information Agent at its address and telephone number set forth below, and copies will be furnished at the Purchaser’s expense. The Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than to the Dealer Manager, Depositary and the Information Agent) for soliciting tenders of Shares in the Offer.

The Information Agent for the Offer is:

MacKenzie Partners Inc. [LOGO]

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

E-mail: ericsson@mackenziepartners.com

The Dealer Manager for the Offer is:

Citigroup [LOGO]

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

Call Toll-Free: (800) 831-9146

December 22, 2006